UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

CENTRAL JERSEY BANCORP
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)

153770 10 2
(CUSIP Number)

December 31, 2010 (1)
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[     ]          Rule 13d-1(b)
[ X ]          Rule 13d-1(c)
[     ]          Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.	153770 10 2

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Linda J. Brockriede
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☐ (a) ☒ (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of	5. Sole Voting Power	0 (2)
Shares Beneficially	6. Shared Voting Power	0 (2)
Owned by Each Reporting	7. Sole Dispositive Power	0 (2)
Person With	8. Shared Dispositive Power	0 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	0 (2)
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row 9	n/a (2)
12.	Type of Reporting Person (See Instructions)	IN

Item 1.

(a)           Name of Issuer:

Central Jersey Bancorp

(b)           Address of Issuer’s Principal Executive Offices:

1903 Highway 35, Oakhurst, New Jersey 07755
Item 2.
(a)           Name of Person Filing:

Linda J. Brockriede

(b)           Address of Principal Business Office or, if none, Residence:

450 Broadway, Long Branch, New Jersey 07740

(c)           Citizenship:

United States

(d)           Title of Class of Securities:

Common Stock, par value $0.01

(e)           CUSIP Number:

153770 10 2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act;

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:  0(2).

(b)           Percent of class:   n/a (2).

(c)           Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 0(2).

(ii)	Shared power to vote or to direct the vote 0(2).

(iii)	Sole power to dispose or to direct the disposition of 0(2).

(iv)	Shared power to dispose or to direct the disposition of 0(2).

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

(a)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

Not applicable.

(b)
The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b)(1)(ii)(J), or if the statement is filed pursuant to Rule 13d-1(b)(1)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to Rule 13d-1(b)(1)(ii)(J):

Not applicable.

(c)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1)	Except as may be otherwise specified herein, the information presented in this Amendment No. 8 to Schedule 13G is as of December 31, 2010.

(2)
On November 30, 2010, the merger (the “Merger”) of Central Jersey Bancorp (“Central Jersey”) with Kearny Financial Corp. (“Kearny”) was completed, pursuant to which Kearny acquired all of the outstanding shares of Central Jersey common stock for $7.50 per share in cash, including the shares of Central Jersey common stock held and beneficially owned by Mrs. Brockriede and her husband.  As a result of the Merger, all of the outstanding Central Jersey stock options were cancelled, including the Central Jersey stock options held by Mrs. Brockriede’s husband.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2011
Date
/s/ Linda J. Brockriede
Signature
Linda J. Brockriede
Name/Title